

Mail Stop 3561

May 11, 2016

Via E-mail
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands, Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

> **Re: Rocky Mountain High Brands, Inc.**
> **Registration Statement on Form 10**
> **Filed April 14, 2016**
> **File No. 000-55609**

Dear Mr. Welch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Overview, page 3

2.   Please describe the development of the business during the last three years as required by Item 101(h) of Regulation S-K.

Acquisition Agreements, page 4

3.   We note your purchase of assets of Dollar Shots Club, LLC and the subsequent sale of
        those assets to Dollar Shots Club, Inc. Please disclose the material terms of these
        transactions including the value of the consideration provided and the purpose of the
        transactions. Clarify the relationship between the Dollar Shots Club entities, if any.

Existing Products, page 5

4.   Please expand your disclosure regarding the manufacture of your beverages, including,
        by whom and where they are manufactured, who provides the beverage containers and
        the current status of your contractual arrangements or negotiations with those persons and
        the other persons mentioned in this section. We note your disclosure regarding
        production in Memphis on page 9.

New Product Pipeline, page 6

5.   Please provide an expanded description of your new product pipeline including expected
        timing through to revenue generation.

Regulatory Requirements, page 6

6.   We note your statement that you are subject to FDA requirements. Please clarify which
        products are subject to FDA requirements and discuss the applicable processes for FDA
        approval.

Sales Channels, page 6

7.   Please describe the methods of distribution of your products.

Competition, page 6

8.   Please disclose the methods by which you compete and the company's competitive
        position in the industry.   Refer to Item 101(h)(4)(iv) of Regulation S-K.

9.   Revise to clarify the meaning of "CPG" manufacturers.

Employees and Independent Contractors, page 7

10.   Please revise to indicate the total number of employees.

Risk Factors, page 8

We are subject to extensive government regulation…, page 10

11.   Please add a more detailed discussion, either here or in your business section, of the
        governmental regulations that could impact your business and the risks to your business

related to the industry. In addition, please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act. Lastly, discuss the possible law enforcement consequences under federal and state laws.

Any future litigation…, page 13

12.   Please tell us why you do not appear to address the risks relating to your current litigation in your risk factor disclosure.

Management's Discussion and Analysis, page 16

Liquidity and Capital Resources, page 24

13.   Please disclose with quantification the underlying business reasons for material changes between periods in your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

14.   We note that your auditors have expressed doubt about your ability to continue as a going concern. We also note your available cash. Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

15.   We note that you indicate the balance of the various convertible notes as of June 30, 2015. Please update your convertible note discussion through December 31, 2015.

Security Ownership of Certain Beneficial Owners…, page 27

16.   Please reconcile your disclosure in this section regarding Roy Meadows 5.23% ownership with your disclosure in the first paragraph on page 36 that he is a control person.

Directors and Executive Officers, page 28

17.   Please provide clear disclosure regarding the business experience of each of your executive officer and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

18.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 30

19.   Please describe the 2013-2014 bankruptcy proceedings referenced in this section. Refer to Item 401(f) of Regulation S-K.

Executive Compensation, page 31

20.   Please reconcile the disclosure regarding the terms of Jerry Grisaffi's contract with the agreement filed as an Exhibit 10.8. We note the salary amounts, bonus amounts, and share amounts appear to differ. Also revise to disclose the number of shares of common stock to be issued to David Seeberger and the number of warrants to be issued to Michael Welch pursuant to their employment contracts. Finally, reconcile the employment agreements compensation amounts for Jerry Grisaffi, David Seeberger and Michael Welch with the amounts reflected in the compensation table on page 32.

Certain Relationships and Related Transactions, page 34

21.   We note your statement that "none of our directors or executive officers, …, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares … has any material interest, in any transaction since our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us." Please revise your introductory paragraph to clearly indicate that the disclosure covers any person who is known to be the beneficial owner of more than five percent of any class of the registrant's voting securities. Also revise the introductory paragraph to indicate that it covers transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years.

22.   Please identify the shareholder who is party to the loans in the fourth numbered paragraph.

Legal Proceedings, page 35

23.   Please tell us why you have not filed the manufacturing agreement with Rodney Peterson as an exhibit, given it appears to be material based on your description in this section.

24.   Please tell us the basis for your statement that Donna Rayburn resides at Roy Meadows' residence, given the address on page 8 of Exhibit 10.3.

25.   Please tell us how you calculated the 85.77% interest rate given the default interest rate and penalty provisions in the promissory note and the time elapsed since payment was due.

26.   We note you reference a November 16, 2015 agreement with Roy Meadows in this
        section. Please tell us why you do not appear to have filed this agreement as an exhibit.

Recent Sales of Unregistered Securities, page 37

27.   Please update your disclosure for the period since December 31, 2015 and revise to
        indicate the date the securities were sold. Also, please provide the complete disclosure
        required by Items 701(c) and (d) of Regulation S-K, including the aggregate offering
        price and the facts relied upon to make the exemptions available.

Description of Registrant's Securities to be Registered, page 41

28.   Please revise to address the voting rights and other rights of the series A preferred stock.
        Also address the rights of the series C preferred stock.

Financial Statements

29.   We note that on July 11, 2014, the court entered an order confirming your amended plan
        of reorganization and you were reorganized in July of 2014. Considering you emerged
        from Chapter 11 reorganization, tell us in detail how you concluded that you do not have
        to comply with the financial statement presentation requirements in ASC 852-10-45 and
        related disclosures in ASC 852-10-50 applicable to entities during and after
        reorganization proceedings under Chapter 11. In this regard, clarify whether you met the
        criteria in ASC 852-10-45-19 to qualify for fresh start reporting. Revise your financial
        statements and disclosures for the periods presented as appropriate.

Unaudited Condensed Interim Financial Statements
Statements of Operations, page F-19

30.   We note your disclosure on page 23 that the Roy Meadows Exchange Agreement created
        a gain on the extinguishment of debt of $622,342 recorded during the six months ended
        December 31, 2015. It appears that Roy Meadows was a related party. Please explain to
        us the basis for recognizing gain on extinguishment of debt rather than treating this
        extinguishment transaction with related party as a capital transaction as required by ASC
        470-50-40-2. Revise your financial statements and disclosures as appropriate.

Notes to Unaudited Financial Statements, page F-21

31.   Please revise to disclose (a) what the investments of $183,889 consist of, (b) your
        accounting policy regarding investments and (c) basis for valuation.

Financial Statements and Exhibits, page 46

32.   Exhibit 3.1 appears to include a third amendment to Article V of the Articles of Incorporation of Rocky Mountain High Brands Inc. that does not include the Certificate of Amendment and is unsigned. Please file complete exhibits.

33.   Page 8 of Exhibit 2.4 appears to be part of a distribution agreement between you and Mad Beez, LLC. Please file the complete version of Exhibit 2.4. Also, please file material distribution agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Staff Attorney, at (202) 551-33567 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Joe Laxague, Esq.
        Laxague Law, Inc.